MEMORANDUM
TO:	Sonny Oh U.S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel
DATE:	February 19, 2015
SUBJECT:
Response to Comments to the initial registration statement (the "Registration Statement") filed on Form N-14 on January 16, 2015 relating to the merger of the JNL/Mellon Capital Global Alpha Fund into the JNL/AQR Managed Futures Strategy Fund, each a series of the JNL Series Trust ("Registrant")
File No.: 333-201555

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff," as appropriate) comments to the Registration Statement received via telephone on February 11, 2015.

The comments are repeated below in italics, with responses immediately following.

1.	General Comments

a.	Please uniformly apply all applicable comments received from the Commission Staff on other N-14 filings that were also filed on January 16, 2015 to this Registration Statement.

RESPONSE: The Registrant has applied all applicable Commission Staff comments received on the other N-14 filings to this N-14.

b.	Please supplementally explain why no vote is required for this Reorganization. Please also provide detail of the conditions met by the Registrant pursuant to 17a-8.

RESPONSE: The Registrant confirms supplementally that the Registrant's Declaration of Trust, By-Laws and applicable state law do not require shareholder approval of this Reorganization.  Moreover, Rule 17a-8 under the Investment Company Act of 1940, as amended ("1940 Act") allows for the Reorganization without the need for shareholder approval because there is no material difference between the investment policies that under Section 13 of the 1940 Act could not be changed without a vote of a majority of its outstanding voting securities of the Acquired Fund and the Acquiring Fund, there is no material difference between the respective advisory contracts, the Funds are series of the same Trust with the same non-interested Trustees, and there are no distribution fees for the Acquired Fund and the Acquiring Fund.

c.	On Page (ii) of the Information Statement section relating to the SEC's Public Reference Room:
a.	please consider removing all of the Regional Offices listed and conform the disclosure to the requirements under Item 1(b)(3) of Form N-1A.

b.	please update this section to reflect that proxy materials can also be obtained in accordance with Item 5(f) of Form N-14.

RESPONSE: The Registrant has made the requested changes, as follows:

The Trust is subject to the informational requirements of the Securities Exchange Act of 1934, as amended.  Accordingly, it must file certain reports and other information with the SEC.  You can copy and review proxy material, reports and other information about the Trust at the SEC's Public Reference Room in Washington, DC~~, and at certain of the following SEC Regional Offices:  New York Regional Office, Brookfield Place, 200 Vesey Street, Suite 400, New York, New York 10281; Miami Regional Office, 801 Brickell Avenue, Suite 1800, Miami, Florida 33131; Chicago Regional Office, 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604; Denver Regional Office, 1961 Stout Street, Suite 1700, Denver, Colorado 80294; Los Angeles Regional Office, 444 South Flower Street, Suite 900, Los Angeles, California 90071; Boston Regional Office, 33 Arch Street, 23rd Floor, Boston, MA  02110; Philadelphia Regional Office, One Penn Center, 1617 JFK Boulevard, Suite 520, Philadelphia, PA  19103; Atlanta Regional Office, 950 East Paces Ferry, N.E., Suite 900, Atlanta, GA  30326; Fort Worth Regional Office, Burnett Plaza, Suite 1900, 801 Cherry Street, Unit 18, Fort Worth, TX  76102; Salt Lake Regional Office, 351 S. West Temple Street, Suite 6100, Salt Lake City, UT  84101; San Francisco Regional Office, 44 Montgomery Street, Suite 2800, San Francisco, CA 94104~~.  You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090.  Proxy material, r~~R~~eports and other information about the Trust are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov.  You may obtain copies of this information, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing ~~from~~ the SEC's Public Reference Section~~Branch, Office of Consumer Affairs and Information Services~~, Washington, DC 20549-1520~~, at prescribed rates~~.

d.	Under the "Summary" section, in the first sentence after the bullet points, please clarify that we are including a comparison of the investment policies and "principal" strategies.

RESPONSE: The Registrant has updated the language, as follows:

A comparison of the investment objective(s), investment policies, principal strategies and principal risks of the Acquired Fund and the Acquiring Fund is included in "Comparison of Investment Objectives, Policies and Principal Strategies" and "Comparison of Principal Risk Factors" below.

e.
On Page 2, under the fourth bullet point, please clarify whether the exemptive orders that Curian Capital and JNAM have received from the SEC allow for the replacement of both affiliated and unaffiliated sub-advisers without obtaining shareholder approval.

RESPONSE: The Registrant has updated the language, as follows:

Jackson National Asset Management, LLC ("JNAM" or the "Adviser") serves as the investment adviser and administrator for the Funds and would continue to manage and administer the AQR Fund after the Reorganization.  JNAM has received an exemptive order from the SEC that generally permits JNAM, with approval from the Trust's Board of Trustees, to appoint, dismiss and replace each Fund's unaffiliated sub-adviser(s) and to amend the advisory agreements between JNAM and the unaffiliated sub-advisers without obtaining shareholder approval.  However, any amendment to an advisory agreement between JNAM and the Trust that would result in an increase in the management fee rate specified in that agreement (i.e., the aggregate management fee) charged to a Fund will be submitted to shareholders for approval.  JNAM has appointed AQR Capital Management, LLC ("AQR Capital") to managed the assets of the AQR Fund. JNAM has appointed Mellon Capital Management Corporation ("Mellon Capital") to manage the assets of the Global Alpha Fund.  It is anticipated that AQR Capital will continue to advise the AQR Fund after the Reorganization.  For a detailed description of the Adviser and the AQR Fund's sub-adviser, please see "Additional Information about the Acquiring Fund - The Adviser" and "- The Sub-Advisers" below.

f.
On Pages 2 and 3, under the section entitled, "Comparative Fee and Expense Tables," please update all numbers in the tables under this section to reflect December 31, 2014 numbers as opposed to December 31, 2013.

RESPONSE: The Registrant respectfully declines this request.  The Registrant believes that presenting fee tables as of December 31, 2013 complies with the requirements of Form N-14 and Form N-1A because the initial filing was made within 60 days after the end of the Registrant's fiscal year (December 31) and audited financial statements for the most recent fiscal year are not yet available.

Form N-14 requires "a table showing the current fees for the registrant and the company being acquired and pro forma fees, if different, for the registrant after giving effect to the transaction using the format prescribed" by Item 3 of Form N-1A.  Form N-1A, Item 3, Instruction 3(d)(i) requires that a registrant "base the percentages of "Annual Fund Operating Expenses" on amounts incurred during the Fund's most recent fiscal year."  For the purposes of Form N-1A, the presentation of "amounts incurred during the Fund's most recent fiscal year" is linked to the fund's financial statements included in its registration statement, such as the statement of operations.  For example, Form N-1A, Item 3, Instruction 3(d)(i) states that "the amount of expenses deducted from the Fund's assets are the amounts shown as expenses in the Fund's statement of operations."  Thus, the annual fund operating expense ratios presented in the fee tables should be based upon and correspond to amounts that appear in the Fund's statement of operations.  Regulation S-X under the Securities Act of 1933 sets forth the requirements for the content of financial statements and provides instructions regarding the timeliness of financial statements included in filings.  Rule 3-18(b) of Regulation S-X states that "if the filing is made within 60 days after the end of the registrant's fiscal year and audited financial statements for the most recent fiscal year are not available, … the statements of operations … shall be provided for the preceding fiscal year."  Because the initial registration statement on Form N-14 was filed within 60 days after the end of the Registrant's fiscal year and audited financial statements for the most recent fiscal year are not yet available, the Registrant's filing on Form N-14 includes a statement of operations for the Funds for the fiscal year ended December 31, 2013.  The fee tables presented in the proxy statement/prospectus under Form N-14 correspond to this statement of operations as contemplated by Form N-1A.1  Accordingly, the Registrant believes the fee tables presenting annual fund operating expense ratios as of December 31, 2013 comply with the requirements of Form N-14 and Form N-1A.

The Registrant also would like to note that this analysis results in disclosure in the proxy statement/prospectus under Form N-14 regarding the Acquiring Fund that is consistent with the disclosure an investor would receive in the prospectus for the Acquiring Fund under Form N-1A, if such an investor were making an independent investment decision regarding the Acquiring Fund at this same point in time.  As a result, a contract owner invested in the Acquired Fund is receiving information regarding the annual fund operating expense ratios that is no different than the information that would be provided to an investor making an investment decision regarding the Acquiring Fund unrelated to the proposed reorganization.

g.
On Page 3, under the section entitled, "Comparative Fee and Expense Tables," please update the portfolio turnover percentage to reflect a percentage as of December 31, 2014 as opposed to June 30, 2014.

RESPONSE: The Registrant respectfully declines this request.  Portfolio turnover rates as of December 31, 2014 are not yet available.  In addition, the Registrant believes that providing portfolio turnover rates for the Funds for the six-months ended June 30, 2014 provides investors with meaningful disclosure consistent with that presented in the Funds' most recent shareholder reports.

h.	On Page 11 under the "Comparative Performance Information," please provide a brief summary after the first paragraph stating how the Acquired Fund's performance compares to that of the Acquiring Fund.

RESPONSE: The Registrant respectfully declines this request.  The Registrant believes the performance tables clearly and understandably sets forth the Funds' respective performance histories and that any summary of that information would be duplicative and would not be useful to Contract Owners.

i.	On Pages 12 and 13 for the Average Annual Total Returns charts, please update the performance bar charts to reflect the same scale for ease of comparison.

RESPONSE: The Registrant has made the requested change.

j.
On Page 13 for the Average Annual Total Returns charts, please include the parenthetical required under Item 4(b)(2) of Form N-1A that states that the index "reflects no deduction for fees, expenses or taxes" in all places, where appropriate.

RESPONSE: The Registrant has added the parenthetical required under Item 4(b)(2) of Form N-1A for all indices included in the Average Annual Total Return charts, as appropriate.

k.
As per Item 4(b)(2), Instruction 2(b) of Form N-1A, in all places where there are additional indices, please disclose information about the additional index in the narrative explanation accompanying the bar chart and table.

RESPONSE: The Registrant has made the requested change.  The narrative explanation accompanying the bar chart and table now states:

The performance information shown below provides some indication of the risks of investing in each Fund by showing changes in the Funds' performance from year to year and by showing how each Fund's average annual returns compared with those of broad-based securities market indices that have investment characteristics similar to those of the Fund. Past performance is not an indication of future performance.

l.
On Pages 13 and 14, in the "Capitalization" section, if either fund is expected to incur any material transaction costs in connection with the Reorganization, please include an estimate of the transaction costs as an adjustment in the table thereby reducing net assets of the combined fund.

RESPONSE: The Registrant confirms that any repositioning and/or transition costs of the proposed merger will not be material.

m.	On Pages 15 and 16, under "Board Considerations," please include any Board considerations that were not in favor of the Reorganization.

RESPONSE: The Registrant refers the Commission Staff to the "Board Considerations" section, which discusses factors considered by the Board, including those that might be viewed as not supporting the Reorganization.

n.	On Page 20, under "Classes of Shares," please confirm the statement that the Trust has adopted a multi-class plan pursuant to Rule 18f-3 under the 1940 Act.

RESPONSE: The Registrant confirms that this statement is accurate and applicable to this N-14.

o.	Please consider removing Appendix C, since there is no reference to the Appendix in the Registration Statement and the information is already included on Page 25.

RESPONSE: The Registrant has deleted Appendix C.

p.
In the Pro Forma Financials section, please explain in the narrative that it is anticipated that a majority of the portfolio holdings of the Global Alpha Fund will be liquidated in connection with the Reorganization and that the proceeds will be reinvested in assets that are consistent with the investment strategies of the AQR Fund.

RESPONSE: The Registrant has updated the language, as follows:

As of June 30, 2014, the net assets of the Acquired Fund and the Acquiring Fund were $45,741,019 and $413,356,116, respectively.  JNAM has reviewed each Fund's current portfolio holdings and determined that although some of the Acquired Fund's holdings are consistent with the investment strategies of the Acquiring Fund, many of the Acquired Fund's current holdings do not overlap with the Acquiring Fund's current holdings. It is currently anticipated that a majority of the Acquired Fund's holdings will be liquidated in connection with the Reorganization. The proceeds of such liquidation will be reinvested in assets that are consistent with the Acquiring Fund's investment process.  The net assets of the pro forma combined fund as of June 30, 2014 would have been $459,097,135 had the Reorganization occurred on that date. The actual net assets of the Global Alpha Fund and the AQR Fund on the Closing Date will differ due to fluctuations in net asset values, subsequent purchases, and redemptions of shares. No assurance can be given as to how many shares of the AQR Fund will be received by shareholders of the Global Alpha Fund on the Closing Date.

q.	In the Pro Forma Financials section, please state whether either fund is expected to incur any material transaction costs and provide an estimate of those costs.

RESPONSE: The Registrant confirms that any transaction costs of the proposed merger will not be material, and are therefore not included in the Pro Forma Financials.

r.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the registrant and its management are in possession of all facts relating to a fund's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: The Registrant has included the Tandy Representation Letter as a part of this response.

2.	Part C Comment

a.	Please file Powers of Attorney specific to this N-14.

RESPONSE: The Registrant has filed Powers of Attorney specific to this N-14 on February 13, 2015 pursuant to Rule 485(b).

It is the Registrant's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully. In addition to the changes described above, the Registrant has also made changes based on comments received from the Commission Staff on other N-14 filings, which for consistency purposes have been applied to this N-14 in all places where applicable.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

cc:  File

1 The Registrant also has filed an interim statement of operations as required by Rule 3-18(b) of Regulation S-X.  Although this interim statement of operations provides information regarding the expenses incurred by the Funds during fiscal year 2014, the information covers only the first six months of the fiscal year.  The Registrant does not believe that annualizing such information is required by Form N-14 or Form N-1A.

February 19, 2015

U.S. Securities and Exchange Commission	Via EDGAR
Office of Disclosure and Review
Division of Investment Management
Attn: Sonny Oh

Re:	JNL Series Trust
File No: 333-201555

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: we are responsible for the adequacy and accuracy of the disclosures in the filing; comments by the staff of the Securities and Exchange Commission ("SEC") or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 517-367-4336.

Sincerely,
/s/Susan S. Rhee
Susan S. Rhee
Vice President, Counsel & Secretary